7A Commercial Wharf West
Boston, MA 02110
February 12, 2007
VIA EDGAR AND FACSIMILE: (202) 772-9368
U.S. Securities & Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Carmen Moncada-Terry

	Re:	Converted Organics Inc. (the “Company”)
Registration Statement on Form SB-2
File Number 333-135174
Dear Ms. Moncada-Terry:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby acknowledges your waiver of the notice requirement and requests acceleration of the effective date of the above-referenced registration statement to Monday, February 12, 2007 at 4:30 p.m. Eastern Standard Time or as soon thereafter as is practicable.
     With respect to this request the Company acknowledges that:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We appreciate your assistance in this matter.
Sincerely,
Converted Organics Inc.

By:	/s/ Edward J. Gildea Edward J. Gildea, President and
Chief Executive Officer